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                                                                   EXHIBIT 99(G)


                                                              September 26, 1996

Mr. G. C. Wendt
Chairman and Chief Executive Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT   06927

Dear Gary:

  We understand that General Electric Capital Corporation ("GE Capital") has raised and expects to continue to raise equity capital needed in its business through the issuance from time to time of one or more series of its 23,000 authorized shares of Variable Cumulative Preferred Stock.

  We further understand that the right of GE Capital, under the terms of such stock, to retire the same by redemption may raise concerns with regard to the maintenance by GE Capital of an adequate equity level, particularly in circumstances where the debt-to-equity ratio of GE Capital would after such a redemption exceed 8 to 1.

  In order to alleviate possible concerns stemming from GE Capital's right to redeem such preferred stock, General Electric Company agrees as follows:

          If upon giving effect to any redemption of GE Capital's Variable Cumulative Preferred Stock the ratio of debt to equity of GE Capital is greater than 8 to 1, General Electric Company will replace such redeemed preferred stock with an equal amount of another form of equity to the extent necessary to reduce the GE Capital debt to equity ratio to 8 to 1.

     This letter supersedes my letter to you dated June 29, 1995 with respect to the initial 18,000 shares of Variable Cumulative Preferred Stock.

                              Very truly yours,

                              General Electric Company


                              By /s/ D.D. DAMERMAN
                                  D. D. Dammerman